8-37689

06009160

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37689

RECEIVED JUN 2 8 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rhodes Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

306 West Seventh Street, Suite 1000
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim G. Rhodes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rhodes Securities, Inc., as of April 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SANDRA T. MASEK
NOTARY PUBLIC
State of Texas
Comm. Exp. 02-15-2008

Signature

President/CEO
Title

Sandra T. Masek
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RHODES SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED APRIL 30, 2006

RHODES SECURITIES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Rhodes Securities, Inc.

We have audited the accompanying statement of financial condition of Rhodes Securities, Inc., as of April 30, 2006, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rhodes Securities, Inc., as of April 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 7, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

RHODES SECURITIES, INC.
Statement of Financial Condition
April 30, 2006

ASSETS

Cash and cash equivalents	$ 247,985
Receivable from brokers and dealers	458,735
Property and equipment, at cost, net of accumulated depreciation of $8,470	130,957
Securities owned, at market value	20,581
Other assets	7,076
	$ 865,334

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 515,799
Deferred lease incentives	56,943
Income taxes payable-current	15,866
Deferred income taxes	18,900
	607,508
Stockholders' Equity	
Preferred stock, no par value, 5,000,000 shares authorized, no shares of Series 1 issued or outstanding. Redeemable at discretion of Company for $1 per share; dividends paid at discretion of Board of Directors	--
Common stock, no par value, 10,000,000 shares authorized, 99,000 shares issued, 95,000 shares outstanding, and 4,000 shares held in treasury	21,000
Additional paid-in capital	33,100
Less: Treasury stock, at cost	(26,401)
Retained earnings	230,127
Total stockholders' equity	257,826
	$ 865,334

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Income
For the Year Ended April 30, 2006

Revenues:	
Commissions	$ 3,400,801
Investment advisory fees	847,474
Unrealized gains	4,981
Other	293,477
	4,546,733
Expenses:	
Commissions paid registered representatives	3,437,407
Compensation of officers and employees	511,326
Commissions and clearance paid all other brokers	203,799
Communications	46,121
Occupancy and equipment costs	54,456
Promotional costs	23,981
Losses in error account and bad debts	27,887
Regulatory fees and expenses	45,192
Other	64,598
	4,414,767
Net income before income taxes	131,966
Provision for income taxes	44,530
Net income	$ 87,436

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2006

	Preferred Stock	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total
Balance, April 30, 2005	$ --	$ 21,000	$ 33,100	$ (26,401)	$ 142,691	$ 170,390
Net income					87,436	87,436
Balance, April 30, 2006	$ --	$ 21,000	$ 33,100	$ (26,401)	$ 230,127	$ 257,826

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended April 30, 2006

Balance, April 30, 2005	$	--
Additions		--
Retirements		--
Balance, April 30, 2006	$	--

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.

Statement of Cash Flows

For the Year Ended April 30, 2006

Cash flows from operating activities	
Net income	$ 87,436
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	3,407
Unrealized gain on securities	(4,981)
Loss on disposal of assets	1,245
Deferred income taxes	18,900
Changes in operating assets and liabilities:	
Decrease in cash held for exclusive benefit of customers	21
Increase in receivable from brokers and dealers	(224,656)
Decrease in other assets	12,015
Increase in accounts payable and accrued expenses	278,510
Increase in income taxes payable	13,920
Net cash provided by operating activities	185,817
Cash flows from investing activities	
Collection of loans to stockholder	34,006
Securities purchased	(8,800)
Purchase of property and equipment	(76,977)
Net cash used by investing activities	(51,771)
Cash flows from financing activities	--
Net increase in cash and cash equivalents	134,046
Beginning cash and cash equivalents	113,939
Ending cash and cash equivalents	$ 247,985
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 8,560

Non-cash financing and investing activities:

Leasehold improvements aggregating $58,907 were financed through incentives given in the Company's office facilities lease.

The accompanying notes are an integral part of these financial statements.

RHODES SECURITIES, INC.
Notes to the Financial Statements
April 30, 2006

Note 1 - Summary of Significant Accounting Policies

Rhodes Securities, Inc. ("the Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii). The exemptive provisions provide that all the funds and securities belonging to customers are handled by a clearing broker-dealer. The Company's main office is located in Ft. Worth, Texas and a branch office is located in Oklahoma City, Oklahoma. Additionally, the Company has several offsite representatives located throughout its market area.

For purposes of reporting cash flows, cash and cash equivalents include interest bearing accounts and highly liquid debt instruments purchased with a maturity of three months or less.

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivable from brokers and dealers is with the Company's clearing broker-dealer which is located in Richmond, Virginia.

Property and equipment are recorded at cost and consist of furniture, office equipment and leasehold improvements. Depreciation and amortization are computed using the straight-line method over estimated useful lives of 5 to 7 years for furniture and equipment and over the lease term of 5 years for leasehold improvements.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At April 30, 2006, the Company had net capital of approximately $188,336 and net capital requirements of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.82 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4- Concentration Risk

The Company maintained cash balances in excess of federally insured limits of $100,000 at various times during the year ended April 30, 2006.

Note 5 - Property and Equipment

Property and equipment at April 30, 2006 consists of the following:

Furniture	$ 15,303
Equipment	38,622
Leasehold improvements	85,502
	139,427
Less accumulated depreciation	(8,470)
	$ 130,957

Depreciation expense aggregated $3,407 in 2006.

Note 6 - Income Taxes

The provision for income taxes consists of the following:

Current tax expense	$25,630
Deferred tax expense	18,900
Total tax expense	$44,530

Deferred income taxes are primarily due to differences in the basis of property and equipment between financial and income tax reporting. Expected income tax expense from applying statutory rates to net income before income taxes differs from actual income tax expense because of permanent differences related to club dues, meals and entertainment and officers' life insurance.

Note 7- Defined Contribution Plan

The Company has a qualified 401(k) and profit sharing plan which covers all employees meeting certain eligibility requirements. Employees may contribute as much as 20% of their compensation up to a maximum of $14,000 to the plan. The Company may make matching 401(k) contributions or profit sharing contributions at its sole discretion. Total plan costs aggregated $47,159 for the year ended April 30, 2006.

Note 8 - Commitments and Contingencies

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. This activity may expose the Company to off balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Management was neither aware, nor had it been notified of any potential indemnification loss at April 30, 2006.

Note 8 - Commitments and Contingencies, continued

The Company leases office facilities and equipment under noncancelable operating leases. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year Ending April 30,	
2007	$ 73,689
2008	73,689
2009	74,376
2010	77,812
2011	65,487
	$ 365,053

The office lease also contains incentives aggregating $58,907 that are being amortized as reduction of rent expense on a straight-line basis over the life of the lease. Rent expense was approximately $24,411 for the year ended April 30, 2006.

Note 9 - Related Party Transactions

Interest income from stockholder notes receivable aggregated $421 in 2006. There were no stockholder notes receivable at April 30, 2006.

Supplemental Information

Pursuant to Rule 17A-5

of the Securities Exchange Act of 1934

as of

April 30, 2006

Schedule I

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2006

Computation of Net Capital

Total ownership equity qualified for net capital		$ 257,826
Deductions and/or charges		
Non-allowable assets:		
Property and equipment	130,957	
Other assets	7,076	(138,033)
Other deductions and/or charges		
Excess deductible on fidelity bond		(4,000)
Other additions and/or credits		
Deferred lease inventive securing leasehold improvements	56,943	
Deferred income taxes	18,900	75,843
Net capital before haircuts on securities positions		191,636
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Common stocks	(3,087)	
Undue concentration	(213)	(3,300)
Net capital		$ 188,336

Aggregate Indebtedness

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 515,799
Income taxes payable	15,866
Total aggregate indebtedness	$ 531,665

Schedule I (continued)

RHODES SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of April 30, 2006

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 35,462
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 138,336
Excess net capital at 1000%	$ 135,169
Ratio: Aggregate indebtedness to net capital	2.82 to 1

Reconciliation with Company's Computation

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's FOCUS IIA, April 30, 2006	$ 247,261
Increase in allowable securities owned at market value	20,582
Increase in accounts payable and accrued liabilites	(60,341)
Increase in income taxes payable	(15,866)
Increase in haircuts	(3,300)
Net capital per report pursuant to Rule 17a-5(d), April 30, 2006	$ 188,336

Schedule II

RHODES SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of April 30, 2006

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing, LLC

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended April 30, 2006

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Rhodes Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Rhodes Securities, Inc. (the "Company"), for the year ended April 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
June 7, 2006